UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

Table of Contents

*Note:
Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
 June 23, 2017

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2016 and 2015

	December 31,
(thousands of dollars)	2016	2015

Assets
Investments, at fair value
Pfizer Inc. common stock	$81,058	$80,570
Pfizer Inc. preferred stock	2,339	2,460
Common/collective trust funds(a)	208,411	198,945
Mutual funds	28,983	16,620
Total investments, at fair value	320,791	298,595

Receivables
Participant contributions	328	335
Company contributions	2,109	1,862
Notes receivable from participants	9,894	9,927
Interest and other	177	129
Total receivables	12,508	12,253

Total assets	333,299	310,848

Liabilities
Investment management fees payable	5	-
Payable for securities purchased	4	-
Total liabilities	9	-

Net assets available for plan benefits	$333,290	$310,848

(a)	Amount for 2015 reflects the retrospective adoption on January 1, 2016 of ASU 2015-12. For additional information, see Note 2, Summary of Significant Accounting Policies: Adoption of New Accounting Standards.

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
(thousands of dollars)	2016	2015

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$15,199	$1,521
Common stock dividends	2,961	2,741
Pfizer Inc. preferred stock dividends	73	77
Interest and dividend income from other investments	1,805	1,707
Total investment income	20,038	6,046
Interest income from notes receivable from participants	416	405
Less: Investment management, redemption and loan fees	(96)	(88)
Net investment and interest income	20,358	6,363

Contributions
Participant	12,925	12,340
Company	6,253	5,812
Rollovers into the Plan	1,374	1,141
Total contributions	20,552	19,293

Total additions	40,910	25,656

Deductions from net assets attributed to
Benefits paid to participants	17,781	20,760
Rollovers out of the Plan	687	570
Total deductions	18,468	21,330

Net increase	22,442	4,326

Net assets available for plan benefits
Beginning of year	310,848	306,522
End of year	$333,290	$310,848

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements

1.	Description of the Plan

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Parent (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs

In general, through December 31, 2016, costs and expenses of administering the Plan were paid and absorbed by the Plan or the Plan Sponsor (see Note 11, Subsequent Events, for additional information). The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in‑service withdrawals (for active participants), and check fees are paid by participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2016, the Company funded the fourth quarter 2015 Company matching contributions in the amount of approximately $1.3 million. In January 2017, the Company funded the fourth quarter 2016 Company matching contributions in the amount of approximately $1.2 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund, in which participants can diversify 100% of their investments into any of the other available investment funds at any time. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer Inc. common stock will continue to be offered as an investment option in the Pfizer Stock Fund, but the Company no longer directs its matching contributions to the Pfizer Stock Match Fund.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico, a Company-sponsored defined benefit plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will freeze its non-union U.S. and Puerto Rico defined benefit plans and provide the RSC for those eligible colleagues in the Plan. The RSC provides an additional annual employer-provided contribution based on age and service. In February 2016, the Company funded the RSC for Plan year 2015 in the amount of approximately $573,000. In February 2017, the Company funded the RSC for Plan year 2016 in the amount of approximately $888,000. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are generally used to reduce future Company contributions. At December 31, 2016 and 2015, the forfeited amounts available to reduce future Company contributions totaled approximately $6,000 and $31,000, respectively. In 2016 and 2015, forfeited amounts reduced Company contributions by approximately $73,000 and $71,000, respectively.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–

This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Plan on December 31, 2009. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s qualified default investment alternative, which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common and preferred Company stock funds.

Eligibility

 All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan or (ii) are employed by a unit not designated for participation in the Plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from at 4.25% to 9.25% and 4.25% to 9.50% at December 31, 2016 and 2015, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement or total and permanent disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods that would limit the ability of the Plan or the participants to transact at the NAV.

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock, or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2016 and 2015, Pfizer Inc. preferred stock was valued at $83.63 per share and $83.12 per share, respectively, based on the closing Pfizer Inc. common stock price of $32.48 per share and $32.28 per share on December 31, 2016 and 2015, respectively.

See Note 5, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.

Recently Adopted Accounting Standards

The Plan adopted Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) as of January 1, 2016, whereby certain investments measured at fair value using the NAV per share (or its equivalent) practical expedient are no longer required to be classified as Level 1, 2 or 3 in the fair value hierarchy table. The adoption of this guidance, which required retrospective application, did not have an impact on the Plan’s 2016 and 2015 financial statements as it was determined that all of the Plan’s investments as of December 31, 2016 and 2015 had a readily determinable fair value in accordance with ASU No. 2015-10, Technical Corrections and Improvements. ASU No. 2015-10, also adopted as of January 1, 2016, clarifies that the definition of readily determinable fair value for equity securities in ASC 320, Investments – Debt and Equity Securities, may also be applied to investments other than investments in a mutual fund.

The Plan adopted ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient as of January 1, 2016. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part I also clarifies that investment contracts held indirectly by an employee benefit plan (e.g., stable value common or collective trust funds) should no longer be reflected as fully benefit-responsive contracts and, therefore, should be reported at fair value. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. The Plan continues to disaggregate investments that are measured using fair value by general type; however, the Plan is no longer required to disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, disclosure of information about fair value measurements is provided by general type of plan asset. The Plan adopted Parts I and II of ASU No. 2015-12 for the December 31, 2016 financial statements and applied it retrospectively to the December 31, 2015 financial statements. Part III is not applicable to the Plan.

3.	Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated February 17, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  Additionally, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2013.

4.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2016	2015

Net assets
Investments, at fair value
Pfizer Inc. common stock	$38,870	$39,988
Pfizer Inc. preferred stock	2,339	2,460
Common/collective trust funds	202	211
Total investments, at fair value	41,411	42,659
Receivables
Company contributions	-	1,289
Net assets available for plan benefits	$41,411	$43,948

	Year Ended December 31,
(thousands of dollars)	2016	2015

Changes in net assets
Investment income
Net appreciation in investments	$62	$1,576
Pfizer Inc. common stock dividends	1,454	1,431
Pfizer Inc. preferred stock dividends	73	77
Total investment income	1,589	3,084
Less: Investment management, redemption and loan fees	(8)	(15)
Net investment and interest income	1,581	3,069

Contributions, benefits paid and transfers
Company contributions	-	1,288
Benefits paid to participants	(1,904)	(3,254)
Transfers to participant-directed investments	(2,214)	(1,431)
Total contributions, benefits paid and transfers	(4,118)	(3,397)

Net decrease	(2,537)	(328)

Net assets available for plan benefits
Beginning of year	43,948	44,276
End of year	$41,411	$43,948

5.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

(thousands of dollars)	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$81,058	$-	$-	$81,058
Pfizer Inc. preferred stock	-	2,339	-	2,339
Common/collective trust funds		208,411		208,411
Mutual funds	28,983	-	-	28,983

Total investments at fair value	$110,041	$210,750	$-	$320,791

(thousands of dollars)	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$80,570	$-	$-	$80,570
Pfizer Inc. preferred stock	-	2,460	-	2,460
Common/collective trust funds		198,945		198,945
Mutual funds	16,620	-	-	16,620

Total investments at fair value	$97,190	$201,405	$-	$298,595

6.	Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

8.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

9.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2016	2015

Net assets available for plan benefits per the financial statements	$333,290	$310,848
Adjustment of T. Rowe Price Stable Value Fund from contract value
to fair value	-	281
Amounts allocated to withdrawing participants	(33)	(2)
Deemed distributions	(445)	(392)
Net assets available for plan benefits per Form 5500	$332,812	$310,735

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Benefits paid to participants, including rollovers, per the financial
statements	$18,468	$21,330
Amounts allocated to withdrawing participants and deemed distributions at end of year	478	394
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(394)	(390)
Benefits paid to participants, including rollovers, per Form 5500	$18,552	$21,334

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Net appreciation in investments per the financial statements	$15,199	$1,521
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	-	281
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(281)	(1,212)
Net appreciation in investments per Form 5500	$14,918	$590

10.	Subsequent Events

Beginning in 2017, the Plan Sponsor changed the way certain plan costs, which include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees, are paid in the Plan. The general plan administrative fees and expenses will be deducted directly from each participant’s account and will no longer be included as part of the investment option fee structure. The quarterly fee deductions will take place on the first business day following the end of each quarter (or will be deducted from any full account distributions occurring during a quarter).

 The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2017, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2016
(thousands of dollars)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value

*	Pfizer Inc. Common Stock	Common stock			2,495,629	$63,033	$81,058

*	Pfizer Inc. Preferred Stock	Preferred stock			27,968	1,192	2,339

*	NTGI – S&P 500 Index Fund	Collective trust fund			5,103	26,280	38,348
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund			3,826	6,001	7,177
*	NTGI – Collective Government Short-Term
	Investment Fund	Collective trust fund			925,579	926	926
	BlackRock Mid Cap Equity Index Fund	Collective trust fund			208,451	14,074	15,851
	BlackRock International Index Fund	Collective trust fund			25,686	277	280
*	Fidelity Large Cap Growth Fund	Collective trust fund			1,300,376	16,339	17,958
	Oppenheimer Developing Markets Fund	Collective trust fund			65,175	2,746	2,669
	Boston Partners Large Cap Value Fund	Collective trust fund			251,966	4,196	4,692
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			77,387,868	77,018	77,018
	Vanguard Target Retirement Income Trust Select	Collective trust fund			116,908	3,533	3,648
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund			46,984	1,411	1,460
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund			304,106	9,077	9,458
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund			89,545	2,675	2,782
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund			473,044	13,987	14,660
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund			125,504	3,679	3,881
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund			197,241	5,774	6,077
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund			34,024	993	1,050
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund			7,213	208	222
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund			8,218	240	253
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund			17	1	1
	Total common/collective trust funds					189,435	208,411

	T. Rowe Price Small Cap Stock Fund	Mutual fund			152,451	3,019	3,337
	Dodge & Cox International Fund	Mutual fund			316,624	11,321	12,063
	Diversified Bond Fund – Core	Mutual fund			1,062,924	11,197	10,799
	Diversified Bond Fund – High Yield	Mutual fund			311,369	2,762	2,784
	Total mutual funds					28,299	28,983

	Total investments						320,791

*	Notes receivable from participants	Interest Rates: 4.25% - 9.25%					9,894
		Maturity Dates: 2017- 2031

	Total						$330,685

	* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2016
(thousands of dollars)

					Current value
					of asset on
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 55 purchases	$4,827	$-	$4,827	$4,827	$-

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 258 sales	-	5,460	5,460	5,460	-

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 23, 2017